UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-49929

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Access National Corporation Profit Sharing Plan

(As Restated January 1, 2010)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Access National Corporation

1800 Robert Fulton Drive, Suite 300

Reston, Virginia 20191

ACCESS NATIONAL CORPORATION

PROFIT SHARING PLAN

RESTON VA, 20191

REQUIRED INFORMATION

The Access National Corporation Profit Sharing Plan (As restated January 1, 2010) (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan as of December 31, 2015 and 2014, and for the year ended December 31, 2015, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Access National Corporation Profit Sharing Plan

Reston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Access National Corporation Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of Assets (held at end of year) and Delinquent Contributions as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

McLean, Virginia
June 28, 2016

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014

Assets

Investments, at fair value:
Mutual funds	$14,210,193	$13,496,448
Self-directed brokerage accounts	3,121,693	2,337,366
Total Investments	17,331,886	15,833,814

Receivables:
Employer contribution	335,616	279,700
Employee deferrals	-	750
Notes receivable from participants	571,505	267,472
Total receivables	907,121	547,922

Cash	-	48,338

Net assets available for benefits	$18,239,007	$16,430,074

See accompanying notes to the financial statements.

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN

Statement of Changes in Net Assets

Available for Benefits

For the Year Ended December 31, 2015

2015
Additions to net assets attributed to:
Investment Income:
Net realized appreciation and unrealized depreciation	$53,175
Dividends	291,207

344,382

Interest on participant notes receivable	15,805

Contributions:
Employer	629,165
Participant	1,448,105
Rollovers	551,280
2,628,550

Total additions	2,988,737

Deductions from net assets attributed to:
Benefits paid to participants	1,063,655
Administrative expenses	116,149

Total deductions	1,179,804

Net increase	1,808,933

Net assets available for benefits:
Beginning of period	16,430,074

End of period	$18,239,007

See accompanying notes to the financial statements.

ACCESS NATIONAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Access National Corporation Profit Sharing Plan (As Restated January 1, 2010) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a Profit Sharing Plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code (IRC or Code) and covers eligible employees of Access National Corporation (the Company) and its subsidiaries. The Plan was originally established in 2000 and was last amended January 2, 2013 to reflect provisions of Internal Revenue Service Revenue Ruling 2011-1 (as modified by Revenue Service Notice 2012-6 and applicable superseding guidance) and provisions of Internal Revenue Service Revenue Ruling 2012-3 (and applicable superseding guidance) and certain other applicable laws. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Employees of the Company and its subsidiaries are eligible to participate in the Plan if they have completed six months of service, as defined by the Plan, and have attained age 21. Participation in the Plan is voluntary. Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute, at its discretion, a percentage of the participant’s salary deferral contribution, to be determined each year (the employer matching contribution). Employer matching contributions of $335,589 and $279,700 were made subsequent to December 31, 2015 and 2014, respectively, and are reflected under receivables in the Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014, respectively.

In accordance with IRC limits, the Plan is required to return excess contributions received during the Plan year. The Plan failed the Average Deferral Percentage (ADP) test in compliance with IRC Section 415 for the year ended December 31, 2015; therefore, participant contribution refunds were necessary for the Plan’s 2015 fiscal year in the amount of $37,063.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, employer matching contributions, if any, and an allocation of Plan earnings. Allocations are based on participant account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Participants become 100% vested in the employer matching contribution and earnings thereon after completion of three years of credited service.

Number of Years of
Credited Service	Vested Interest
Less than 3 years	0%
3 years	100%

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in a lump sum payment.

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Investment Options: All assets in the Plan are invested as directed by individual participants. Participants are given the option to direct account balances and all contributions into mutual funds, money market funds and personal brokerage accounts. The Company’s common stock is not a direct investment option and can only be acquired through the personal brokerage account.

Notes Receivable from Participants: Participants may borrow from their Plan accounts, in accordance with the Plan’s terms and applicable law, up to the lesser of $50,000 or 50% of the participant’s vested interest in the Plan for terms not to exceed five years, unless the loan is for the purchase of a principal residence. Loans to participants are evidenced by promissory notes and are secured by the balance in the participant’s account. Loan principal and interest payments are made in accordance with the note’s amortization schedule. Participants repay loan principal and interest through payroll deductions.

In-service Withdrawals: A Plan participant may request an in-service withdrawal if he or she has attained age 59-1/2.

Forfeitures: Forfeitures represent the non-vested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures may be used to reduce future employer matching contribution expense to the Plan, to pay administrative expenses of the Plan or to fund a qualified non-elective contribution. As of December 31, 2015, forfeitures of $22,479 were available for these purposes. Forfeitures were not used to pay administrative expenses of the Plan for the Plan year ended December 31, 2015.

Expenses: Certain administrative expenses are paid by the Plan as provided by the Plan document. All other administrative expenses are paid by the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Investments: The investments held by the Plan are shown at fair value. Purchases and sales are recorded on a trade date basis. The Plan’s investments in mutual funds are valued based on quoted market prices as of the end of the Plan year. The self-directed brokerage accounts consist of common stock and mutual funds, stated at fair value, based on quoted market prices.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants: Notes receivable from participants are carried at unpaid principal plus accrued interest. Interest income is recorded on the accrual basis.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, and through participants’ self-directed brokerage accounts, investments with readily determinable market values including common stock of the Company. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Recent Accounting Pronouncements: In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. It is effective for annual reporting periods beginning after December 15, 2015. Management is currently evaluating the implications of ASU 2015-07.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic962), Health and Welfare Benefit Plans (Topic 965) – (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III)Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this ASU is to simplify plan accounting by eliminating the requirements to measure fair value of fully benefit-responsive investment contracts as well as eliminating certain disclosure requirements for investments that represent 5 percent or more of net assets available for benefits. It is effective for annual reporting periods beginning after December 15, 2015. Management believes the implementation of ASU 2015-12 will not have a material effect on its financial statements.

In January 2016, FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Management is currently evaluating the impact that ASU 2016-01 will have on its financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements: The Plan measures certain financial assets and liabilities at fair value in accordance with ASC 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels within the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices for identical or similar assets in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Common stock - Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds - Valued at the net asset value of shares held by the Plan at year end.

The following tables summarize investments measured at fair value on a recurring basis:

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$6,627,121	$-	$-	$6,627,121
International growth funds	1,319,192	-	-	1,319,192
Index funds	3,691,708	-	-	3,691,708
Target-date retirement funds	1,020,545	-	-	1,020,545
Fixed income funds	1,160,425	-	-	1,160,425
Money market funds	391,202	-	-	391,202
Total Mutual Funds	14,210,193	-	-	14,210,193
Self-Directed Brokerage Accounts:
Access National Corp. common stock	2,085,960	-	-	2,085,960
Other common stock	338,311	-	-	338,311
Mutual funds	697,422	-	-	697,422
Total Self-Directed Brokerage Accounts	3,121,693	-	-	3,121,693
Total investment assets at fair value	$17,331,886	$-	$-	$17,331,886

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$6,420,965	$-	$-	$6,420,965
International growth funds	1,382,885	-	-	1,382,885
Index funds	3,277,431	-	-	3,277,431
Target-date retirement funds	731,836	-	-	731,836
Fixed income funds	1,171,673	-	-	1,171,673
Money market funds	511,658	-	-	511,658
Total Mutual Funds	13,496,448	-	-	13,496,448
Self-Directed Brokerage Accounts:
Access National Corp. common stock	1,807,697			1,807,697
Other common stock	343,752			343,752
Mutual funds	82,290			82,290
Money market funds	103,627			103,627
Total Self-Directed Brokerage Accounts	2,337,366	-	-	2,337,366
Total investment assets at fair value	$15,833,814	$-	$-	$15,833,814

NOTE 3 — RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of participant loans as presented on the Plan’s financial statements and the Plan’s Form 5500 for the periods indicated below.

	Year Ended December 31,
	2015	2014
Total benefits paid to participants (financial statements)	$1,063,655	$870,912
Less loans deemed distributions for the year ended December 31, 2015 and 2014	-	(25,080)
Distributions to plan participants (Form 5500)	$1,063,655	$845,832

NOTE 5 — SCHEDULE OF REPORTABLE INVESTMENTS

The following table presents investments that represented 5% or more of the Plan’s net assets at December 31, 2015 and 2014:

	2015	2014
American Funds Cap World Growth & Income R5	$1,319,192	$1,382,885
American Funds Income Fund of America R5	2,769,368	2,632,871
T Rowe Price Blue Chip Growth	1,235,951	1,064,128
Vanguard 500 Index Fund-Admiral Class	1,932,016	1,934,574
Vanguard Retirement Funds	1,020,545	**
Access National Stock*	2,085,960	1,807,697

*   Included in self-directed brokerage account.

** Investment did not represent 5% or more of the Plan’s net assets during this year.

The following table summarizes appreciation or depreciation in fair value of the Plan’s investments, including net realized and unrealized gains and losses for the year ended December 31, 2015:

December 31, 2015

Mutual Funds	$(342,036)
Self-directed brokerage accounts	395,211

Total	$53,175

NOTE 6 — PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Columbia Benefits Consultants, Inc., the Plan record keeper, and Mid-Atlantic Trust Company, the Custodian, totaled $109,389 for 2015.

NOTE 7 — TAX STATUS

The Plan is a non-standardized prototype and has received an opinion letter from the Internal Revenue Service dated March 31, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related Trust is exempt from taxation. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related Trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 8 — PLAN AMENDMENTS

Effective January 1, 2016 the Plan has an automatic salary deferral rate of 3% for plan participants and includes an opt-out provision for those individuals choosing not to participate.

SUPPLEMENTAL SCHEDULE

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN

EIN 82-0545425, Plan 001

Form 5500, Schedule H, Item 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2015

(a)	( b ) Identity of issue	( c ) Description of Investments	(d) Cost ***	(e) Current Value
	American Funds Cap World Growth & Income R5	Mutual Fund		$1,319,192
	American Funds Income Fund of America R5	Mutual Fund		2,769,368
	American Funds Wash Mutual Invest R5	Mutual Fund		507,426
	Dodge & Cox Income Fund	Mutual Fund		519,781
	Fidelity High Income Fund	Mutual Fund		112,578
	Fidelity Mid-Cap Stock Fund	Mutual Fund		544,537
	Master Demand Account	Mutual Fund		391,202
	T Rowe Personal Strategy Growth Fund	Mutual Fund		69,398
	T Rowe Price Blue Chip Growth	Mutual Fund		1,235,951
	T Rowe Price Mid Cap Value	Mutual Fund		241,909
	Vanguard 500 Index Fund-Admiral Class	Mutual Fund		1,932,016
	Vanguard Dividend Growth Fund Investor Shares	Mutual Fund		296,255
	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund		3,997
	Vanguard LifeStrategy Growth Fund	Mutual Fund		738,011
	Vanguard LifeStrategy Income Fund	Mutual Fund		61,202
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund		159,067
	Vanguard Mid-Cap Index Fund-Admiral Shares	Mutual Fund		678,545
	Vanguard Retirement Funds	Mutual Fund		1,020,545
	Vanguard Short Term Federal Fund-Admiral Shares	Mutual Fund		298,838
	Vanguard Small Cap Growth Index-Admiral Shares	Mutual Fund		593,723
	Vanguard Small Cap Index-Admiral Shares	Mutual Fund		487,424
	Vanguard Short Term Investment-Grade Fund Admiral Shares	Mutual Fund		229,228
	Total Mutual Funds			14,210,193

*	Self-directed brokerage accounts			3,121,693
**	Notes receivable from participants with interest rates of 4.25%			571,505
	Total Assets			$17,903,391

*	Self-directed brokerage accounts include stock of the Plan Sponsor, Access National Corporation, a party-in-interest to the Plan.
**	Each note receivable is payable by a party-in-interest to the Plan.
***	Cost information omitted for participant-directed investments.

SUPPLEMENTAL SCHEDULE

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN

EIN 82-0545425, Plan 001

Form 5500, Schedule H, Item 4a

Schedule of Delinquent Contributions

As of December 31, 2015

Participant Contributions Transferred Late to Plan	Not Corrected	Corrected	Pending Correction	Total that Constitute Nonexempt Prohibited Transactions

$750	$-	$750	$-	$750

In 2014, there was one delinquent contribution which was remitted along with lost earnings to the Plan in 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Access National Corporation Profit Sharing Plan (As Restated January 1, 2010) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN (As Restated January 1, 2010)

Date: June 28, 2016	By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer Access National Corporation, Trustee